Exhibit 99.2

Transactions in the shares of Common Stock of the Issuer by the Reporting Persons During the Past Sixty (60) Days

This Exhibit sets forth information with respect to each purchase and sale of the shares of Common Stock effectuated by the Reporting Persons during the sixty (60) days preceding each of July 15, 2026 and August 4, 2026. Except as noted below, all such transactions were effectuated in the open market through a broker and the price per share excludes commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
07/14/2026	(134,011)	22.4083
07/15/2026	(265,989)	22.1836
08/03/2026*	(5,759,539)	19.6896
08/03/2026*	(5,759,539)	19.4807

* Represents shares of Common Stock sold through block trades with unaffiliated third parties.